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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Corcept Therapeutics Incorporated
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
218352102
(CUSIP Number)
James Coyne King, Esq.
Hanify & King, P.C.
One Beacon Street
Boston, Massachusetts 02108
(617) 423-0400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 8, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	218352102	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Allen Andersson

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/R

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (Limited Liability company)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,845,383(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

8,845,383(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,845,383 common shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.37%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

1N
(1) 8,345,383 shares directly owned by Paperboy Ventures, LLC, a Delaware limited liability company and 500,000 shares directly owned by Anderieck Holdings, LLC, a Delaware limited liability company. Mr. Allen Andersson is the sole member of each entity and may be deemed to have shared voting and dispositive power with respect to such shares.

Item 1. Security and Issuer
The name of the issuer is Corcept Therapeutics Incorporated, a Delaware corporation (“Issuer”), which has its principal executive offices at 149 Commonwealth Drive, Menlo Park, California 94025. This statement relates to Issuer’s common stock, $0.001 par value per share (“Common Stock”).
Item 2. Identity and Background
This Schedule 13D is being filed on behalf of:
(a)	Allen Andersson (the “Reporting Person”).

(b)	c/o Paperboy Ventures, LLC 1875 K Street, N.W., Suite 700, Washington, DC 20006.

(c)	The Reporting Person is a private investor.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	United States of America
Item 3. Source and Amount of Funds or Other Consideration
On November 8, 2007, November 9, 2007 and November 12, 2007, an entity controlled by the Reporting Person used working capital of $165,506.50 to acquire an aggregate of 60,000 shares of Common Stock.

Item 4. Purpose of Transaction
The purpose of the acquisition of the Common Stock is for general investment purposes. In addition, the Reporting Person may from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of the Common Stock of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of the Common Stock of the Issuer or further investments in the Issuer. The Reporting Person intends to review his investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of the Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Issuer.
Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a)	According to the Vice President and Controller of the Issuer, there were 39,548,489 shares of Common Stock issued and outstanding as of November 12, 2007. The Reporting Person, as sole member of Paperboy Ventures, LLC and member of Anderieck Holdings LLC, may be deemed to beneficially own 8,845,383 shares of Common Stock of the Issuer, representing approximately 22.37% of the issued and outstanding shares of such class.

(b)	The Reporting Person has the sole power to vote and dispose of –0– shares. The Reporting Person has the shared power to vote and dispose of 8,845,383 shares. The Reporting Person may be deemed to have shared voting power with Paperboy Ventures, LLC and Anderieck Holdings LLC with respect to such shares.

(c)	On August 16, 2007, an entity controlled by the Reporting Person used working capital of $2,000,000 to acquire 952,380 shares of Common Stock pursuant to a Stock Purchase Agreement dated August 16, 2007 (the “Purchase Agreement”), between the Issuer and the purchasers named therein. On September 24, 2007, an entity controlled by the Reporting Person used working capital of $2,500,000 to acquire 1,190,476 shares of common stock. Except as disclosed in this 13D, the Reporting Person did not effect any transactions in the Issuer’s securities within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The shares of Common Stock sold and issued on September 24, 2007 in connection with the Purchase Agreement have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from the registration requirements. As part of the transaction, the Issuer has agreed to file a registration statement with the Securities and Exchange Commission for purposes of registering the resale of certain of the shares of Common Stock issued in the private placement within two business days following the filing of its Form 10-K for its fiscal year ending December 31, 2007.
Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 12, 2007

/s/ Allen Andersson
Allen Andersson